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                        November 16, 2021

       Gary Swidler
       Chief Financial Officer
       Match Group, Inc.
       8750 North Central Expressway
       Suite 1400
       Dallas, TX 75231

                                                        Re: Match Group, Inc.
                                                            10-K for the Year
Ended December 31, 2020
                                                            Filed February 25,
2021

       Dear Mr. Swidler:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology